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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]


                   UPDATE ON VIVENDI UNIVERSAL'S CASH POSITION



PARIS AND NEW YORK, MAY 30, 2002 - VIVENDI UNIVERSAL [PARIS BOURSE: EX FP; NYSE:
V] confirms having obtained agreement from the banks to delete the clauses that linked the availability of credit lines to a rating level. The Company's bank credit line are therefore, no longer dependent on rating agencies' decisions.

Additionally, the Company has no reason to anticipate or fear any further deterioration in its credit rating.

Vivendi Universal has also confirmed that, after payment of the dividend and the acquisition of USA Networks, its available credit lines that have not been used to date amount to almost 3.5 billion euros. Also, its use of commercial paper is limited to about 1 billion euros, and the reimbursement of expected debts during the coming months is limited.

This cash situation, which, the Company believes, is comfortable - even assuming an extremely pessimistic market - will enable the Company to continue its debt reduction program with confidence and with a view to creating the best possible value for its shareholders.

VIVENDI UNIVERSAL - COMPANY DESCRIPTION:

Vivendi Universal is a consumer-focused, performance-driven and values-based global media and communications company, positioned to be the world's preferred creator and provider of entertainment, education and personalized services to consumers anywhere, at any time, and across all distribution platforms and devices.

Combining the rich global and local content of its MUSIC, PUBLISHING and TV & FILM units, the company leverages the strength of its market-leading brands and products through a broad array of state-of-the-art interactive distribution channels and platforms provided by its TELECOMS and INTERNET units. Vivendi Universal also holds a 63% interest in the world's leading environmental services company, Vivendi Environnement.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the operational objectives are not fully realized; the level of debt is not reduced to a suitable level; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Other than in connection with applicable securities laws, Vivendi Universal is under no obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi Universal.



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CONTACTS:

     MEDIA                                                INVESTOR RELATIONS
     PARIS                                                PARIS
     Antoine Lefort                                       Laura Martin
     +33 (1).71.71.1180                                   +33 (1).71.71.1084 or
     Alain Delrieu                                        917.378.5105
     +33 (1).71.71.1086                                   Laurence Daniel
                                                          +33 (1).71.71.1233
     NEW YORK
     Anita Larsen
     +(1) 212.572.1118                                    NEW YORK
     Mia Carbonell                                        Eileen McLaughlin
     +(1) 212.572.7556                                    +(1) 212.572.8961